N E W S R E L E A S E

January 2, 2014

Nevsun Appoints New Director

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (the “Company”) is pleased to announce the appointment of Mr. Ian R. Ashby as an independent director, bringing the number of directors of the Company to six.

Mr. Ashby most recently held the position of President – Iron Ore for BHP Billiton Ltd between 2006 and 2012. During a career spanning 25 years working for BHP Billiton Ltd and its predecessor company, BHP Ltd, Mr. Ashby has worked extensively in Australia, South America, North America and West Africa in a wide range of business, operational and project development roles across multi commodities and in increasingly senior positions. Prior to his most recent role, Mr. Ashby was Chief Operating Officer – Base Metals for BHP Billiton Ltd. Mr. Ashby commenced his career at Mount Isa Mines Ltd. in 1980. He holds a Bachelor of Engineering in Mining from the University of Melbourne and is a Member of The Australasian Institute of Mining and Metallurgy.

 “On behalf of the board, we are very pleased to welcome Ian, who brings with him a wealth of knowledge and experience from his senior management, operational and development roles at BHP Billiton, a leading multinational mining, oil and gas company. We believe that he will add considerable value, strength and contribution to our board, as the Company evaluates and pursues growth opportunities”, commented Tookie Angus, Chairman.

Mr. Ashby was recommended to the board by the Company’s Corporate Governance and Nominating Committee, after an extensive search and interviewing process involving several potential candidates.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Tookie Angus” R. Stuart Angus Chairman	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com